Exhibit 21.1 – Subsidiaries of the Registrant

O'Reilly Automotive, Inc. and Subsidiaries

SubsidiaryState of Incorporation

O’Reilly Automotive Stores, Inc.            Missouri

Ozark Automotive Distributors, Inc.            Missouri

Ozark Services, Inc.            Missouri

Ozark Purchasing, LLC            Missouri

CSK Auto, Inc.            Arizona

In addition, six subsidiaries operating in the United States have been omitted from the above list, as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

One hundred percent of the capital stock of each of the above subsidiaries is directly or indirectly owned by O’Reilly Automotive, Inc.